PARAMOUNT RESOURCES LTD.
Calgary, Alberta

July 4, 2007

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES SETTLEMENT WITH ARCTOS PETROLEUM CORP.

Paramount Resources Ltd. (TSX:POU)("Paramount") announces that pursuant to the terms of a settlement agreement between Paramount and Arctos Petroleum Corp. (“Arctos”) dated May 11, 2007, Paramount accepted 11,405,745 common shares of Arctos (“Common Shares”) and a cash payment of $1,171,485 in full satisfaction of the principal and interest under an outstanding secured convertible debenture issued by Arctos to Paramount, dated December 12, 2001, as amended.  As a result of the settlement, Paramount acquired and now owns approximately 12.4% of the issued and outstanding Common Shares of Arctos.   The Common Shares were issued from treasury and are listed on the TSX Venture Exchange.

Paramount's investment in Arctos is for investment purposes only and Paramount has no present intention of increasing the beneficial ownership, control or direction of Arctos now or in the future, nor does it have any intention of making a take-over bid for Arctos.  Paramount reserves the right to purchase additional Common Shares or other securities of Arctos or, from time to time, dispose of securities held in Arctos.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

Paramount Resources Ltd.

4700 Bankers Hall West
888  3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax:      (403) 262-7994